Exhibit 99.4

March 24, 2025

Hello, and welcome to today’s conference call to discuss the proposed combination of James Hardie and AZEK.

I would now like to hand the conference over to Mr. Joe Ahlersmeyer, Vice President of Investor Relations for James Hardie. Please go ahead.

Thank you, operator, and thank you to everyone joining today’s call from Australia, the U.S. and around the globe.

This call is being webcast live, and accompanying materials, as well as a replay of the event can be found on the Investor Relations pages of both jameshardie.com and AZEKco.com.

Before we begin, I’d like to draw your attention to the disclosures regarding forward-looking statements and additional legal information, beginning on Slide 2 of the presentation. As a reminder, today’s conference call and the associated presentation will include certain projections and other forward-looking statements, including, but not limited to, statements about the anticipated synergies and other benefits of the combination of James Hardie and The AZEK Company, and the expected timing of completion of the transaction. Forward-looking statements made during today’s conference call and in the presentation materials speak only as of the date of this presentation.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Accordingly, investors are cautioned not to place undue reliance on forward-looking statements. Please refer to the cautionary disclosure about forward-looking statements beginning on Slide 2 of the presentation for information about such risks and uncertainties.

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During the course of today’s prepared remarks and Q&A, management may refer to financial measures (such as adjusted EBITDA, adjusted EBITDA margin, free cash flow, cash earnings per share and leverage calculated as the ratio of net debt to adjusted EBITDA) that are not calculated and presented in accordance with generally accepted accounting principles in the United States. Such non-GAAP financial measures should not be considered in isolation or as a substitute for comparable GAAP measures and may not be comparable to similarly titled non-GAAP financial measures reported by other companies. Management may also refer to financial information of James Hardie and The AZEK Company on a pro forma or combined basis. That financial information is based on management’s estimates, assumptions and projections and has not been determined in accordance with Article 11 of Regulation S-X of the SEC relating to pro forma financial information. Unless otherwise indicated, our materials and comments refer to figures in US dollars and any comparisons made are to the corresponding period in the prior fiscal year.

Now, please turn to page 3.

I am joined by James Hardie’s Chief Executive Officer, Aaron Erter, and Chief Financial Officer, Rachel Wilson…

…as well as Jesse Singh, CEO of The AZEK Company.

After prepared remarks, we will conduct a question-and-answer session and we ask that you please limit yourself to one question.

I am now pleased to hand the call over to James Hardie’s CEO, Mr. Aaron Erter.

Thank you, Joe, and thanks to everyone for joining. Today, we announced that together with The AZEK Company, we are creating a leading growth platform in building products.

When we think about the criteria we’ve shared for evaluating inorganic growth, it’s hard to think of a better fit than AZEK. A large part of the call will cover how this accelerates our current strategy. Equally important to highlight is how this increases our value proposition to our customer. Integral to everything we do at James Hardie is our relentless focus on driving growth with our business partners, and I can definitively state that our proposed combination with AZEK clearly satisfies this non-negotiable condition.

March 24, 2025

But even more foundational than how we operate as a business – is WHO we are as an organization, the team that drives James Hardie forward.

Please turn to slide four where I’ll speak to how the ultimate success of this combination begins and ends with our PEOPLE.

At James Hardie, we collaborate for greatness, we act boldly and progressively, we honor our commitments and we do the right thing. These are our values, and ones that have tremendous overlap with AZEK’s – and guided by these, our talented teams will be aligned as they dedicate themselves to providing winning solutions across the customer value chain.

At the core, this transaction combines two companies with world-class talent. We will move forward together as one of the best teams in the industry.

Turning to slide 5, I’ll share the five key strategic and financial reasons why this is the right combination at the right time.

Our stated criteria for investing in inorganic growth has been that any opportunity would need to accelerate our current strategy, increase our value proposition to our current customers, and be financially attractive over the long-term. THIS OPPORTUNITY CLEARLY SATISFIES EACH OF THESE THREE CRITERIA.

At James Hardie we are “homeowner focused, customer and contractor driven.” In essence this means that the driving force of our business is delivering winning solutions across the customer value chain. With AZEK, we expand this successful approach into the highly-attractive outdoor living category, with a fast-growing, highly-profitable business built with strong teams, multi-year strategic investments, and best-in-class execution. Net-net, together we will create a leading platform for growth.

March 24, 2025

Once combined, we will offer a comprehensive solution of leading exterior brands which positions us to benefit from material conversion opportunities, and pursue a total addressable market more than twice the size of ours today.

The financial profile of the combined company is best-in-class, with further enhancements to growth, profitability and cash flow through the delivery of clear and credible cost synergies, and tangible commercial synergies with meaningful room for upside.

In summary, this transaction will accelerate James Hardie’s strategy, increase value to our customers, and deliver significant long-term financial value creation.

Now, please turn to slide 6. James Hardie and AZEK each offer exposure to attractive end-markets and categories… coupled with… peer-leading top-line growth and margin performance.

Together, our individual strengths become even more compelling, and we will be one of the fastest-growing, most profitable businesses in building products. With 70% exposure to repair & remodel, and diverse offerings across attractive categories such as siding, other exteriors, decking, railing and accessories, the combined company will be better positioned to capitalize on recovery, and outperform through any market backdrop.

Altogether, this platform will drive accelerated growth, expanded profitability, and robust cash generation – providing opportunities for value-enhancing deployment of capital.

Now, please turn to slide 7, which provides an overview of the financial impact of the transaction and how it drives significant value creation for shareholders.

This combination is expected to immediately accelerate James Hardie’s financial profile, before contemplating any synergies. AZEK has averaged more than 15% net sales growth annually in its residential business segment over the last 7 years while achieving adjusted EBITDA margins in the mid- to high-twenties. The addition of AZEK further accelerates James Hardie’s double-digit top-line growth trajectory and adds products with favorable margin profiles.

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In addition, we expect this transaction to unlock significant synergy benefits, including $125 million of clear and credible cost synergies and at least $225 million of tangible commercial synergies. Together, these synergies represent at least $350 million of annual adjusted EBITDA over and above our estimate of the combined adjusted EBITDA of our two companies operating independently.

The combined business will be an engine of tremendous cash flow generation, which we anticipate will drive rapid deleveraging post-closing and provide substantial capacity to fund not only organic investment but also capital return.

This combination is a win-win for shareholders of both companies. We expect it to be accretive to cash EPS in the first full fiscal year post-closing with cash EPS growth accelerating in the years ahead.

The return profile of this transaction is attractive as well, as we expect to return our cost of capital over the medium-term and drive meaningful acceleration in our return on investment as we drive growth and recognize synergies.

Finally, we will move forward as a leading growth platform in building products with greater reach to investors around the globe through two major stock exchange listings. There’s potential for an uplift in our valuation multiple, which would drive significant additional value over and above the operating and financial benefits of the combination.

We have a high level of conviction in the financial merits of this transaction, and we will…

•	diligently execute the integration and synergy capture to drive EBITDA growth and…

March 24, 2025

•	devote ourselves to clear and transparent communication around our strategy and performance to capture what we see as our full valuation opportunity.

Slide 8 outlines the details of the transaction, which was unanimously approved by the Boards of both companies and which is expected to close in the second half of calendar year 2025, subject to AZEK shareholder approval, regulatory approvals and other customary closing conditions.

Before we cover the exciting transaction benefits in more detail, Jesse and I each want to spend a few moments telling you about our companies today.

On slide 9 you can see the reach of James Hardie’s products across the exterior of the home.

We manufacture a variety of design profiles and surface finishes for a range of exterior applications.

Turning to slide 10. James Hardie is one of the world’s top producers of fiber cement exteriors, with a product value proposition rooted in resilience and beauty. Since bringing the fiber cement technology to the US more than three decades ago, our commitment to growing within the exterior cladding category has underpinned our capacity expansion initiatives. Today, our locally scaled operations across the US complement the attractive attributes of our product, to form a highly compelling value proposition to our customers. This is the core of why we are a leading siding brand in North America and together with our Australia, New Zealand and European operations, we generate approximately $4 billion in global net sales and have grown double digits over the last 7 years.

We outperform our end markets and do so through being relentlessly focused on the homeowner, and are driven by delivering innovative solutions and unrivaled business support to our customers and contractors.

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Now turning to slide 11. Hardie products are known for being Engineered for Climate to ensure our customers have unmatched protection and performance. We offer beautiful, resilient, fire, pest and weather resistant products that are easy to install with reduced maintenance and lower lifecycle costs. Our siding stands up to harsh weather situations, ensuring that our customers get the BEST performance for each region’s unique climate.

Now turning to slide 12.

James Hardie is well-positioned to address a substantial material conversion opportunity in North America, which involves converting wood and vinyl siding as well as other substrates to James Hardie fiber cement.

Within the repair & remodel segment, market fundamentals are highly supportive with over 35 million homes aged 20 to 40 years, the prime age for replacing or improving exterior siding. 10 million vinyl homes alone have been built over the past 30 years.

And in new construction, the fiber cement category has grown, with further opportunity to expand its usage. This is particularly true with large builders looking to:

•	drive further value for the homeowner with aesthetics and durability of the product,

•	differentiate increasingly standardized homes through multi-textured options, and

•	achieve labor savings through innovative solutions such as our pre-painted Colorplus offering.

We often talk about our path for value creation – and we see our immense material conversion opportunity as the fuel for our growth engine. But to capture this opportunity requires the elements we have refined over the years:

1)	creating demand across the value chain by being the brand of choice,

2)	providing customers with innovative solutions, and

3)	supporting the growth of our partners through unrivaled business support and localized manufacturing.

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The fact that our products cover the outside of around 11 MILLION HOMES across North America is a testament to our approach and the value we provide to our customers. We’re proud to have been trusted by all who have chosen Hardie as the first impression for anyone who visits their home, but also as the first line of defense against the elements – moisture, pests, and fire – to protect what matters most.

With that, I’d like to turn the call over to Jesse to share with you the strong history of success that AZEK has built and set the table for why together, we have such a bright future as a combined team. Jesse.

Thank you, Aaron. It’s great to be here with you today to talk about the combination of these two great businesses and our world-class teams.

Slide 13 provides a brief overview of the broad array of products we offer, from decking, railing and other accessories to a broader exteriors business. These productivity solutions are used as accents on the exteriors of the home. We take pride in offering the most innovative and comprehensive outdoor living solutions that enable people to transform their outdoor spaces into beautiful, low-maintenance, functional and sustainable extensions of their living areas. Across our brands, we provide products that combine design versatility, durability, and productivity, and we are constantly expanding our growth opportunity by launching new and innovative products that meet new customer needs.

To add to what Aaron said earlier, we view this combination as a great opportunity to provide better solutions and value for homeowners, customers and contractors that are engaged in the exterior and outdoor living sectors.

You can find more details on AZEK on slide 14 and for those that have followed us, you know that we have always been focused on consistently delivering above market growth and profitability. James Hardie shares these same priorities, and we are pleased to join them in creating an organization that is well-positioned to further accelerate growth, and material conversion.

March 24, 2025

Since 2020, our Residential business has grown 77% and we have delivered nine consecutive years of Residential segment growth, and in fiscal 2024, we once again outperformed others in the repair & remodel market. Our Deck, Rail and Accessories business continues to be a leader in the industry and delivered 18% sales growth for fiscal 2024 in what we believe was a flat to down R&R market. Our 7-year compounded annual growth rate has been 15%, driven by a more expansive growth strategy.

We believe long-term growth comes from disciplined short-term execution paired with long-term investments in innovation, capabilities, and talent. Our track record of success is reflective of our growth driven by material conversion of wood products to our advanced materials, expanding our presence and introducing new products. We have been focused on enhancing our competitiveness through continuous improvement and increased utilization of recycled materials.

At AZEK, we have an almost exclusively U.S.-based manufacturing and recycling organization. We have one of the largest and most effective sales organizations in the industry, a reliable distributor network, and a growing pro and retail presence with a large set of contractors. We’re excited by the potential to combine our world-class team and relationships with James Hardie.

Sustainability is also core to who we are and how we operate, and today, AZEK is one of the largest vertically integrated PVC recyclers in the U.S. We have seen a benefit to our bottom line from this business model and expect to see additional opportunity in the future.

TimberTech decking remains a cornerstone of our business growth with one of the broadest product lines in the industry, offering the natural look of wood and proprietary technology for outstanding performance. Our exteriors products have similarly evolved to meet the growing demand for high-performance, low maintenance solutions. Our investment in marketing and sales are driving significant momentum in our brand awareness among both homeowners and professional contractors.

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Slide 15 shows how we participate in growing segments with attractive tailwinds and opportunities for accelerated growth through wood conversion. Outdoor living spaces are #1 in popularity for projects on the exterior of the home, as ranked by the American Institute of Architects Design Trends Survey. A disproportionate percentage of repair and remodeling dollars go to our types of projects.

Layering on top of that, we get the added benefit of converting from our wood to composite materials since we are in the early stages of this conversion. Wood represents approximately 35% to 75% of our replacement opportunities.

A key example of this is composite decking, which is about half our business. As you can see on slide 16, we are at the very beginning of the wood conversion cycle. Education, reach, and TimberTech’s compelling visuals will accelerate the next wave of material conversion in decking. Our research indicates that the next 25% of conversion has a very similar profile to our current customer base.

In summary, we have a proven track record of growth, resiliency and profitability, driven by our strategy of material conversion, growing sales and new products, and expanding the use of recycled materials. We are excited by the opportunity to grow and become even better for our customers through a combination with James Hardie. Our fundamentals, coupled with the broader set of solutions we can provide to our joint customers, makes for an attractive combination that we believe will deliver significant long-term growth and value creation for our shareholders.

As we embark on the exciting journey ahead of us, I’d like to thank our talented team for their hard work and dedication to our customers and our company over the last several years. As Aaron highlighted at the opening, our people are the foundation of our success and one of the competitive advantages that will enable our combined company’s success in the future. I look forward to working with Aaron and the James Hardie team as we plan for bringing our two companies together.

March 24, 2025

With that, I’d like to turn the call back over to Aaron.

Thanks, Jesse. Turning now to slide 17.

As we’ve said throughout today’s presentation, this combination unites two fast-growing companies with complementary product offerings across major categories on the exterior of the home.

Our brands benefit from enhanced efficiencies of scale and innovative products and, when combined, will create a compelling proposition across the customer value chain.

As I mentioned earlier, the addition of AZEK, which has averaged more than 15% net sales growth annually in its residential business segment over the last 7 years, has the potential to significantly increase James Hardie’s top- and bottom-line growth trajectory and free cash flow generation.

Please turn to slide 18.

At James Hardie, a core element of our strategy is that we are “contractor-driven”. We continually assess how to increase our value proposition to these critical business partners. A third party research firm conducted a survey of professional contractors to understand what they desired most in a manufacturer of the products that they install and stand behind to their homeowner customers.

The top two attributes, and the ones that approximately half of contractors view as non-negotiable, included:

1)	Having innovative, cutting-edge products, and…

2)	Providing sustainable, eco-friendly products

James Hardie and AZEK’s collective product offering will be well-placed to address these marketplace demands, and achieve high brand performance ratings from professional contractors when surveyed.

March 24, 2025

Turning to slide 19… and revisiting comments both Jesse and I made in our overviews of our respective companies’ successes…

We each have a strong track record of material conversion-led growth, underpinned by products with compelling aesthetics and durability, and the runway ahead remains substantial. By uniting our offerings of leading brands, we can accelerate capture of the material conversion opportunity, and operate in a meaningfully expanded $23 billion total addressable market.

Continuing on Slide 20, our ability to capture this opportunity is underpinned by a compelling customer value proposition. The combined company will have:

•	Brands of choice for homeowners, customers and contractors;

•	Beautiful, resilient, fire, pest and weather resistant products that are easy-to-install with reduced maintenance and lower lifecycle costs;

•	Integrated full-wrap solution, segmented commercial approach, including targeted marketing across customer value chain;

•	Focused sales support on key initiatives driving growth; and

•	Localized scale & manufacturing.

Turning to slide 21, you can see that we are combining highly complementary products that span siding, exterior trim, decking, railing and pergolas. Together, we will be able to offer a comprehensive and innovative material replacement solution across the exterior of the home.

With that, I’d like to turn the call over to Rachel to discuss financials. Rachel?

Thanks Aaron.

As Aaron touched upon earlier, the combination of James Hardie and AZEK creates a company with an accelerated growth rate, peer-leading profitability and robust cash generation.

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Using calendar year 2024 as a baseline and including the total expected run-rate benefit of synergies, James Hardie and AZEK on a combined company basis would have generated $5.9 billion in net sales, more than $1.8 billion in adjusted EBITDA with an adjusted EBITDA margin of approximately 31%.

The transaction is expected to be accretive to James Hardie’s cash earnings per share in the first full fiscal year after the close.

Once run-rate cost synergies are achieved, the combined company is expected to generate robust annual free cash flow of greater than $1 billion, which we will use to support organic growth, deleverage and fund ongoing share repurchase. At closing, pro forma leverage is expected to be approximately 2.8 times net debt to LTM adjusted EBITDA, and we are targeting a leverage ratio under 2 times, inclusive of share repurchase, by the end of the second full fiscal year after the close. We also plan to execute up to $500 million of share repurchases in the 12 months after the closing of the transaction.

Turning to slide 23.

This transaction enables a solid baseline of clear, attainable cost synergies across manufacturing and procurement costs, commercial, R&D and administrative spend.

We also see tangible commercial synergies, where we can accelerate our current strategy and sell more fiber cement with AZEK and TimberTech decking contractors, while expanding decking and other exterior products with James Hardie siding contractors.

Our combined capabilities have the potential to unlock significantly more commercial synergies that are not included in these estimates.

The full run-rate impact of cost and commercial synergies are expected to be realized in year 3 and year 5 year post the closing of the transaction, respectively.

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Turning to slide 24.

When we say that these two companies fit together, this reflects not only the products themselves but also the importance of a combined offering for contractors and homeowners alike. The integration of our siding, decking and exterior trim products makes business sense for us and for our customers and contractors. Let me explain this further with some data.

Per research, 80% of contractors say that combined offering of decking and siding from a single manufacturer is valuable. Some 55% of siding contractors also do decking, which makes sense since about the same percentage of homeowners complete decking and siding together.

And as we think about the broader opportunity on the full exterior of the home, railing and other accessories presents a meaningful cross-selling opportunity as homeowners complete their outdoor living projects.

Turning to slide 25.

We have begun a rigorous integration and value capture planning process, which is supported by best-in-class advisors. We are prioritizing fast cost synergy delivery and quick wins. Commercially, we are committed to investment to support revenue synergy delivery.

We have had a rigorous planning process across both management teams to develop our synergy plans. We’ve chosen to take a prudent approach on the timing of the achievement of the cost and commercial synergies. We’ve also assumed significant investment of $350 million to support these objectives.

We have tremendous confidence in the integration execution given the similarities of both companies’ cultures, goals and operating models. We know how they work, and they know how we work. We are better together, and we share the same goals.

With that, I’ll turn it back over to Aaron.

March 24, 2025

Thanks Rachel, I want to close by summarizing the tremendous benefits James Hardie plus AZEK will deliver.

We will create a leading growth platform with efficient scale and profitability, supported by strong brand offerings in exterior products. We are uniting two highly complementary companies with large material conversion opportunities and shared cultures centered around providing winning solutions to our customers and contractors. Together, we will be well positioned to drive sustained above market growth as a leader across attractive categories for the exterior of the home.

I want to extend my appreciation to all our teammates for their dedication and commitment to James Hardie and to our customers. This combination is a testament to the work they do every day. And to the AZEK team, we look forward to welcoming you to the James Hardie family.

Thank you all for joining us as we embark on this journey to create a leading growth platform in building products.

With that, Operator, let’s open it up for questions…